UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GRAN TIERRA ENERGY INC.
(Name of Issuer)

Common Stock, US$0.001 par value per share
(Title of Class of Securities)

38500T101
(CUSIP Number)

Supriya Kapoor
2 Bloor Street East, Suite 3000
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
WEST FACE CAPITAL INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	17,286,552

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	17,286,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,286,552

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00%

14	TYPE OF REPORTING PERSON
CO, OO

CUSIP No. 38500T101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
GREGORY A. BOLAND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	17,286,552

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	17,286,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,286,552

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) pursuant to §240.13d-2(a), to amend the Schedule 13D filed on April 21, 2015, as amended by Amendment No.1 filed on May 11, 2015, Amendment No. 2 filed on June 3, 2015, and Amendment No. 3 filed on December 24, 2015 (collectively, the “Schedule 13D”), relating to the Common Stock, US$0.001 par value per share, (the “Shares”) of Gran Tierra Energy Inc. (the “Company”), whose principal executive offices are located at 200, 150 13 Avenue S.W., Calgary, Alberta, Canada T2R 0V2.  Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 17,286,552 Shares (approximately 6.00% of the total number of Shares outstanding).  This figure is based on a total of 288,156,158 Shares outstanding, which is the sum of (i) 274,499,439 Shares outstanding on October 30, 2015, as reported in the Company’s quarterly report on Form 10-Q filed on November 4, 2015, and (ii) 13,656,719 Shares issued by the Company on January 13, 2016, as reported in the Company’s current report on Form 8-K filed on January 19, 2016.

(b)            Each of West Face and Mr. Boland may be deemed to have shared voting power and shared dispositive power over the 17,286,552 Shares they may be deemed to beneficially own.

(c)            A description of the transactions in the Shares by the Reporting Persons since the filing of the most recent Schedule 13D on December 24, 2015, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit N.

(d)            West Face Long Term Opportunities Global Master L.P. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)            This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit N:                      Schedule of Transactions

SCHEDULE 13D

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2016

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

SCHEDULE 13D

Page 6 of 6 Pages

EXHIBIT N

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price per Share
West Face Long Term Opportunities Global Master L.P.	12/24/2015	Sale	250,000	$2.2346 (1)
West Face Long Term Opportunities Global Master L.P.	12/28/2015	Sale	250,000	$2.0978 (2)
West Face Long Term Opportunities Global Master L.P.	12/29/2015	Sale	250,000	$2.1337 (3)
West Face Long Term Opportunities Global Master L.P.	12/30/2015	Sale	310,000	$2.1177 (4)
West Face Long Term Opportunities Global Master L.P.	12/31/2015	Sale	490,000	$2.1710 (5)
West Face Long Term Opportunities Global Master L.P.	1/26/2016	Sale	700,000	$2.2369 (6)
West Face Long Term Opportunities Global Master L.P.	1/27/2016	Sale	1,200,000	$2.2352 (7)

1.
The actual prices for these transactions range from $2.21 to $2.29, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Company, or a security holder of the Company, full information regarding the number of Shares sold at each separate price with the ranges set forth in footnotes (1) through (7) to this Schedule 13D.

2.	The actual prices for these transactions range from $2.08 to $2.16, inclusive.

3.	The actual prices for these transactions range from $2.10 to $2.19, inclusive.

4.	The actual prices for these transactions range from $2.08 to $2.17, inclusive.

5.	The actual prices for these transactions range from $2.08 to $2.21, inclusive.

6.	The actual prices for these transactions range from $2.2369 to $2.2371, inclusive.

7.	The actual prices for these transactions range from $2.2299 to $2.2369, inclusive.